Exhibit 10.42

CONFIDENTIAL

August 3, 2014

Edward S. Hyman
ISI Holdings LLC
666 Fifth Avenue
New York, NY 10103

Dear Ed:

We are confident that our strategic combination with the business that you have built will culminate in the creation of a leading independent, world-class research-driven equity sales and trading platform and your leadership as the initial Chairman of the combined Evercore equity sales, trading and research business (the “Company”) will be key to that success. Everyone who has met with you has been extraordinarily impressed and has the same confidence that you will be a great partner and a strong leader of both the Company and within all of Evercore Partners Inc. (“EVR,” and together with its affiliates, “Evercore”).

This letter (this “Letter”) sets forth your employment terms with Evercore Partners Services East L.L.C. (“East”).

Your employment terms will be as follows:

Start Date:
Your employment will commence on the beginning of business operations of the Company at the closing of the transactions contemplated by that certain Contribution and Exchange Agreement (the “Contribution and Exchange Agreement”) by and among ISI Holding, Inc., ISI Holding II, Inc., ISI Management Holdings LLC, the Founder, Evercore LP, Evercore Partners Inc. and others, dated as of August 3, 2014 and as it may be amended from time to time in accordance with its terms (your “Start Date”).

Initial Term:	The “Initial Term” is the period beginning on your Start Date, up to and including the fifth anniversary thereof.
Titles; Principal Office:
During the Initial Term, your titles will be Chairman of the Company and Vice Chairman of EVR, and your principal office will be located in the Company’s New York City, NY, office, subject to reasonable travel in the course of performing your duties.

Reporting Relationship:	During the Initial Term, you will report directly and only to the Chief Executive Officer of EVR. Your reporting relationship during the Initial Term will not change without your prior approval.

Committee Membership:	You will be a member of the Evercore Management Committee and a member of the Executive Committee of Evercore's Equity Sales, Trading and Research business.
Base Salary:	During the Initial Term, your annual base salary (“Base Salary”) will be $250,000, payable by East in accordance with Evercore's normal payroll process.

Guaranteed Annual Incentive Bonus During Initial Term:
For each calendar year ending during the Initial Term, you will receive from East a minimum guaranteed annual incentive bonus (an “Annual Incentive Bonus”) of $6,000,000 (prorated for any partial calendar year of the Initial Term), provided that (i) the Chief Executive Officer of EVR, in his sole discretion, with the approval of the Board of EVR (or Compensation Committee of the Board), may increase the actual amount of the Annual Incentive Bonus paid for any given year during the Initial Term and (ii) you may decrease the actual amount of the Annual Incentive Bonus paid for any given year during the Initial Term, provided that any decrease of 25% or more may be made only in consultation with and upon the approval of the Chief Executive Officer of EVR. We mutually expect that your Annual Incentive Bonus for such year could be significantly in excess of the minimum guaranteed annual incentive bonus for such year, assuming that such increase can be provided while maintaining the Company's 55% economic compensation ratio. For the avoidance of doubt, any such increase or decrease will be with respect to the Annual Incentive Bonus for the related year only, and will not be deemed to increase or decrease your minimum guaranteed Annual Incentive Bonus for any other year of the Initial Term. Your Annual Incentive Bonus for each year will be paid by East to you through Evercore's normal payroll process on the date that annual incentive bonuses are paid to employees generally (expected to be in February of the year following the calendar year to which the Annual Incentive Bonus relates). Any non-cash portion of your Annual Incentive Bonus for each year, which shall not exceed 50% of such Annual Incentive Bonus, shall be awarded in Restricted Stock Units (“RSUs”). Each such RSU will represent the right to receive one share of Class A common stock (“Common Stock”) of EVR in the future, following satisfaction of time-based vesting conditions to lapse during your continued employment in four equal annual installments, or if earlier, on the earlier to occur of (i) your termination by Evercore without Cause or your resignation with Good Reason (each as defined below), in either case whether during or after the Initial Term, and (ii) the date on which you retire following the delivery of at least one (1) year of written notice to East no earlier than the fifth (5th) anniversary of the Start Date, and for each year of the Initial Term, such RSUs will be granted on terms and conditions no less favorable to you than the corresponding terms of the equity portion of annual bonuses paid to other executive officers of Evercore associated with U.S. Investment Banking, with respect to the same year and shall be structured in a manner intended to comply with or be exempt from Section 409A of the Code. Except as provided under “Separation of Service,” the payment of your Annual Incentive Bonus for any year will be subject to the requirement that you be an employee of Evercore at the time annual incentive bonuses for such year are paid.

Annual Incentive Bonuses for Subsequent Years:
Annual incentive bonuses for full or partial years after the Initial Term will be entirely at Evercore's discretion, will be based in part on Evercore's performance and your individual performance and will, in each case, be subject to Evercore's compensation policies as then in effect.

Separation of Service:
If your employment with Evercore is terminated during the Initial Term due to your death or Disability (as defined below), or, subject to the applicable notice provisions, by Evercore without Cause or by you for Good Reason (each, as defined below), then East shall pay or provide or cause to be paid or provided to you (or your estate or personal representative): (i) any earned but unpaid Base Salary and accrued vacation through your termination date or resignation, payable in accordance with Evercore's normal payroll practice, (ii) reimbursement, within 30 days following submission by you to Evercore of unreimbursed business expenses, properly incurred by you before your termination date, (iii) such employee benefits, if any, to which you (and your covered dependents) may be entitled under the terms of the applicable employee benefit plans of Evercore, payable at the time(s) set forth in such plans and (iv) any earned but unpaid Annual Incentive Bonus for the fiscal year completed immediately prior to the fiscal year in which the termination date occurs (the amounts and benefits described in the preceding clauses (i) through (iv), in the aggregate, the “Accrued Rights”) and (v) a lump-sum cash payment in an amount equal to the sum of 100% of your minimum guaranteed Annual Incentive Bonus plus 100% of your Base Salary, which amount shall be paid to you on the first payroll date that occurs following the effective date of the general release described below (but no later than the 75th day after the termination date), subject to execution and delivery by you (or your estate or personal representative) of a general release of claims against Evercore in a form reasonably prescribed by Evercore (which shall be delivered to you within 10 days following your termination date), and subject further to such release's becoming irrevocable within 62 days following the termination of your employment.
You shall not be required to mitigate the amount of any payment provided for pursuant to this Letter by seeking other employment, and no amounts payable hereunder shall be reduced or offset due to any other employment, remuneration, or payment obtained by you.
If your employment with Evercore is terminated during the Initial Term, subject to the applicable notice provisions, by Evercore for Cause or by you without Good Reason, East shall pay or cause to be paid to you the Accrued Rights. You agree to give Evercore at least 90 days’ advance written notice of any resignation of your employment without Good Reason. Termination of your employment by Evercore for Cause shall be effective on the date that you receive written notice thereof from Evercore, unless otherwise specified in such notice.
Upon cessation of your employment hereunder for any reason, you will automatically be deemed to resign, as of the date of such termination and to the extent applicable, from any EVR subsidiary or affiliate board or committees on which you serve and any other organizations on which you serve in a representative capacity of Evercore or any of its affiliates.

“Cause” means (i) your material breach of any restrictive covenant (including any provision of the Restrictive Covenants Agreement (as defined below)) or any applicable published policy of Evercore (including Evercore's Code of Ethics); (ii) any act or omission by you that causes you or Evercore to be in violation of any law, rule or regulation related to the business of Evercore, or any rule of any exchange or association of which Evercore is a member, which, in any such case, would make you or Evercore subject to being enjoined, suspended, barred or otherwise disciplined; (iii) your conviction of, or plea of guilty or no contest to, any felony; (iv) your participation in any fraud or embezzlement; (v) your gross negligence, willful misconduct in the course of employment or the deliberate and unreasonably continuous disregard of material duties; or (vi) your committing, or engaging in, any act or making any statement which impairs, impugns, denigrates, disparages or negatively reflects upon the name, reputation or business interests of Evercore which, in any such case, has a material adverse effect on Evercore; provided, however, that in the case of clauses (i), (ii), (v) and (vi), Cause shall not exist if such breach, act or omission, if capable of being cured (in the good faith determination of the Chief Executive Officer of EVR), shall have been cured within 10 business days after Evercore provides you with written notice thereof.

“Disability” means you have been unable to perform your duties by reason of illness or incapacity for (i) a period of six consecutive months, or are expected to be unable to perform such duties for a period of six consecutive months, in either case as determined in good faith by the Board of EVR in accordance with applicable law or as determined by a doctor reasonably selected by you with the consent (which shall not be unreasonably withheld) of the Board of EVR or (ii) such shorter period as the Board of EVR may reasonably determine in good faith.

“Good Reason” means, during the Initial Term (i) a reduction in Base Salary; (ii) any failure to pay or cause to be paid to you any compensation or benefits owing hereunder; (iii) a material reduction in title, authority, responsibilities or reporting relationship; (iv) any relocation of your principal office location from Manhattan, New York (or, if you shall have theretofore agreed to a relocation, from the principal place of business to which you theretofore relocated); or (v) the failure of Evercore to obtain express assumption of this Letter by a successor. Notwithstanding the foregoing, you shall not be entitled to resign for Good Reason unless you give Evercore written notice of the event constituting Good Reason within 90 days following the initial occurrence thereof, such action has not been remedied by Evercore within 60 days after receipt of your notice and you resign your employment within 30 days following the expiration of that 60-day cure period (or upon such later date as may be required under the

Restrictive Covenants Agreement). The Company's placing you on paid leave (with full compensation and benefits for the portion of such period that occurs prior to your termination date) for up to 60 consecutive days while it is determining whether there is a basis to terminate your employment for Cause (and, if it determines appropriate, engage in the related Cause and/or Damages Termination process) will not constitute “Good Reason”, and such suspension shall not be operated in a manner that limits your ability to cure as contemplated by the proviso to the definition of “Cause”; provided that the Company has a good-faith basis for placing you on such leave.

Termination Damages:
As highlighted in the introduction of this Letter, Evercore believes and you acknowledge and agree that your services to Evercore and the Company are unique and, during the Initial Term, are essential to the success of the Company as it begins its operation of the combined businesses. You further acknowledge that, but for your agreement to serve as initial Chairman of the Company and your willingness to provide your services during the Initial Term, Evercore would not have entered into the Contribution and Exchange Agreement, and that, without your services during the Initial Term, Evercore and the Company would sustain substantial loss. Accordingly, if, during the Initial Term a Damages Termination (as defined below) occurs then you agree to pay to Evercore a damages payment (the “Termination Damages”), in cash within 30 days following the date of your Damages Termination (the “Damages Termination Date”), equal to the amounts set forth below. Evercore and the Company acknowledge that the Termination Damages are intended to approximate the loss that Evercore and the Company would sustain if there were a Damages Termination at any Damages Termination Date:

•
$75 million, if the Damages Termination Date occurs on or before the first anniversary of the Start Date;
•
$60 million, if the Damages Termination Date occurs following the first anniversary of the Start Date and on or before the second anniversary of the Start Date;
•
$45 million, if the Damages Termination Date occurs following the second anniversary of the Start Date and on or before the third anniversary of the Start Date;
•
$30 million, if the Damages Termination Date occurs following the third anniversary of the Start Date and on or before the fourth anniversary of the Start Date; and
•
$15 million, if the Damages Termination Date occurs following the fourth anniversary of the Start Date.

For purposes of the preceding, a “Damages Termination” means either (x) you resign your employment without Good Reason (other than your resignation for Disability) or (y) the Board of EVR terminates your employment for Cause (a) under clause (iii) of the definition of Cause or

(b) after an in-person hearing at which you will be permitted to be assisted by your counsel to contest any allegations following not less than 20 days’ prior written notice of such allegations and of the date of the meeting with the Board of EVR, under the other clauses of the definition of Cause revised as follows: (1) all such clauses shall require a willful act or omission by you that is in bad faith or without reasonable belief that your act or omission was in the best interests of Evercore, (2) in clause (i), adding “, in each case, to the extent that causes or would be reasonably likely to cause harm to Evercore that is not immaterial in amount or significance,” at the end thereof, (3) in clause (ii), inserting “reasonably likely to be materially” before the term “enjoined” and by adding “materially” before “disciplined,” (4) in clause (iv), substituting “engaging” for “participating” and adding “that is not immaterial in amount or significance to Evercore” at the end thereof, and (5) clause (v) shall be limited by removing the reference to “gross negligence” and adding the term “material” before the term “willful.”

In the event that any of the amounts above become payable by you, you have the option (but not the obligation) to elect to satisfy your Termination Damages obligation, upon written notice to Evercore within 16 days following the Damages Termination Date, by transferring to Evercore any and all (1) Class E Units that, as of the Damages Termination Date, are not then exchangeable into Common Stock and (2) Class G Interests and Class H Interests (each as defined in the Third Amended and Restated Limited Partnership Agreement of Evercore LP, as it may be amended from time to time in accordance with its terms) that, as of the Damages Termination Date, are not then convertible into Class E Units. You acknowledge that (a) the amounts stated above are reasonable in proportion to the probable loss likely to be sustained by Evercore and the Company if a Damages Termination occurs, (b) the amount of actual loss sustained by Evercore and the Company in such case is incapable of precise estimation and (c) the Termination Damages payments provided above are not intended to constitute a penalty or punitive damages for any purposes. Evercore hereby acknowledges that the Termination Damages constitute the sole damages to which Evercore and its affiliates will be entitled as a result of any Damages Termination; accordingly, the payment of any Termination Damages hereunder shall be conditioned upon execution and delivery by Evercore (on behalf of itself and its affiliates), upon the same day as your full satisfaction of such Termination Damages, of a general release of claims against you in a form reasonably acceptable to you and Evercore. For the avoidance of any doubt, no Termination Damages shall be payable for any resignation or involuntary termination for Cause after the fifth anniversary of the Start Date.

Benefits; Expense Reimbursement:
During the Initial Term, you and your dependents will be eligible to participate in Evercore's or its applicable affiliate's benefits programs on a basis that is no less favorable than those available to other similarly situated employees, subject to the terms of those programs as in effect from time to time.

Evercore shall reimburse you for all reasonable business-related expenses you incur during the Initial Term in connection with the performance of your duties in accordance with its policies. With respect to any such expense reimbursements which are not otherwise excludable from your gross taxable income, to the extent required to comply with the provisions of Section 409A (as defined below), no reimbursement of expenses incurred by you during any taxable year shall be made after the last day of the following taxable year, the right to reimbursement of any such expenses shall not be subject to liquidation or exchange for another benefit, and the amount of expenses eligible for reimbursement during any taxable year may not affect the expenses eligible for reimbursement in any other taxable year.

Indemnification:
You will be entitled to indemnification and prompt advancement of legal fees, costs, and expenses, to the maximum extent permitted by Evercore's or the Company's certificate of incorporation, bylaws, or operating agreement (but in no event less than to the extent permitted by such certificate of incorporation, bylaws, or operating agreement as in effect on the date hereof) or, if greater, applicable law. During your employment and for six years thereafter, you shall be entitled to the same directors’ and officers’ liability insurance coverage that Evercore provides generally to its other directors and officers, as may be altered from time to time for such directors and officers.

Restrictive Covenants:
As an employee of Evercore, you will have access to certain confidential information that remains the property of Evercore. But for your covenants under this Letter, including your covenants of non-competition, non-interference and non-solicitation under the Restrictive Covenants Agreement attached hereto as Exhibit A (the “Restrictive Covenants Agreement”) and your agreement to pay Termination Damages in the event of a Damages Termination, Evercore would not have entered into the Contribution and Exchange Agreement or this Letter. It is a condition of your employment hereunder that you agree to be bound by and execute the Restrictive Covenants Agreement concurrently with your execution of this Letter.

Withholding:
All amounts paid to you pursuant to this letter, in whatever form, including but not limited to cash awards, cash bonuses and RSUs, will be subject to withholding for taxes and other deductions to the extent required by law.

Incentive Plan:
All RSUs issued pursuant to this Letter will be subject to the terms and conditions of the Amended and Restated Evercore 2006 Stock Incentive Plan, as amended, or any successor plan thereto, and such other terms and conditions (not inconsistent with this Letter) as the Board of EVR may reasonably specify.

Securities Trading and Other Policies:	As part of your employment, you will also be required to follow the Evercore Personal Securities Trading Policy, other published policies of Evercore and all applicable compliance regulations.
Outside Business Interests:
You agree to devote substantially all of your business time and to use your best efforts in the performance of your duties hereunder. You will not render commercial or professional services to any person or organization, whether or not for compensation, without the prior written consent of Evercore. Notwithstanding anything to contrary in this Letter, so long as not in conflict with your duties hereunder and the provisions of the Restrictive Covenants Agreement, you shall not be precluded from engaging in charitable, educational and non-profit activities, including serving on the boards of such entities, to the extent such activities are approved in advance by the Chief Executive Officer of EVR, which approval will not be unreasonably withheld.

Notice:
All notices or communications hereunder shall be in writing, addressed:
•    to the Company or Evercore at the following address: 55 East 52nd Street, 38th floor, New York, NY 10055 Attention: General Counsel; and
•    to you at the most recent residential address provided by you to the Company or Evercore; or
•    to such other address as either party may designate in a notice duly delivered as described below to the other party.
Any such notice or communication shall be delivered by telecopy, by hand or by courier (provided written confirmation of receipt is obtained) or sent by certified or registered mail, return receipt requested, postage prepaid, addressed as above, and in the case of delivery other than by hand, the third business day after the actual date of mailing shall constitute the time at which notice was given.

Code Section 409A:
The intent of Evercore and you is that the payments and benefits under this Letter comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) and this Letter shall be interpreted accordingly.

If and to the extent that any portion of any payment, compensation or other benefit provided to you in connection with your separation from service (as defined in Section 409A) is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and you are a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, as determined by the Company in accordance with its procedures, by which determination you hereby agree that you are bound, (1) such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of separation from service (as determined under Section 409A (the “New Payment Date”)), except as Section 409A may then permit and (2) “termination date” shall mean the date upon which you incur a separation from service. The aggregate of any payments that otherwise would have been paid to you during the period between the date of separation from service and the New Payment Date shall be paid to you in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule. For purposes of this Letter, each amount to be paid or benefit to be provided shall be construed as a separate identified payment for purposes of Section 409A, and any payments that are due within the “short term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Neither Evercore, the Company nor you shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A. To the extent that this Letter provides for the deferral of compensation, within the meaning of Section 409A, this Letter is intended to comply with the provisions of Section 409A and this Letter shall, to the extent practicable, be construed in accordance therewith. Terms defined in this Letter shall have the meanings given such terms under Section 409A if and to the extent required to comply with Section 409A. In any event, each of Evercore and the Company makes no representations or warranty and shall have no liability to you or any other person if any provisions of or payments under this Letter are determined to constitute deferred compensation subject to Section 409A but not to satisfy the conditions of that section.

Your Base Salary, Annual Incentive Bonus (including any portion delivered in RSUs), Accrued Rights, certain fringe, health and welfare and other similar benefits, certain expense reimbursements, and any payments or benefits to you or your estate that arise under the section of this letter titled, “Separation of Service” shall be reported as income to you for U.S. federal, state and local income tax purposes, in accordance with applicable law. No other income or loss shall be reported to you for U.S. federal, state and local income tax purposes by reason of payments, benefits or obligations pursuant to the terms of this Letter.

While we look forward to a long and productive relationship, this offer of employment and the employment relationship can be terminated by either of us for any or no reason, with or without Cause or Good Reason, and with or without notice, at any time, subject to the terms of this Letter. Further, your participation in any benefit or incentive program is not to be regarded as assuring you of continued employment for any particular period of time.

You represent, warrant and covenant that to your knowledge, after reasonable inquiry, your employment with us does not and will not conflict with or violate the terms of any agreement to which you are a party or to which you are subject or any common law duties and obligations you may have. Finally, you represent that to your knowledge you are not the subject of any pending or threatened investigation by any regulatory agency, self-regulatory organization or similar authority.

Except as otherwise provided in the Restrictive Covenants Agreement, any controversy or claim arising out of or relating to this Letter, your employment, any termination of your employment, compensation or any matters related thereto shall be resolved by final and binding arbitration as follows: (i) the arbitration of any dispute required to be adjudicated by Financial Industry Regulatory Authority (“FINRA”) will be conducted in accordance with the FINRA Code of Arbitration Procedure for Industry Disputes and (ii) all claims not required to be adjudicated by FINRA, including discrimination claims under any federal, state or local law (including claims of harassment and retaliation under those laws), will be resolved by final and binding arbitration conducted under the auspices and rules of the American Arbitration Association (“AAA”) in accordance with and subject to the AAA Employment Arbitration Rules and Mediation Procedures, in each case, in the Borough of Manhattan, New York City. To the extent not governed by the rules mentioned previously in this paragraph, this Letter and the terms of your employment will be construed, interpreted and governed by the laws of the State of New York, excluding the conflicts of laws provisions thereof, and treating this Letter as an agreement among parties that are New York residents. By signing this Letter, you and Evercore each acknowledge and agree that, to the fullest extent permitted by law, you and Evercore are giving up your and its right to a jury trial.

This Letter is conditioned on the beginning of business operations of the Company. If for any reason the Contribution and Exchange Agreement terminates in accordance with its terms before the Closing Date (as defined therein), this Letter will be null and void and of no further effect. This Letter, including Exhibit A hereto, sets forth the entire terms of your employment with Evercore and supersedes any prior representations or agreements, whether written or oral. Upon execution and delivery by you and Evercore, this Letter will be a valid and binding obligation of Evercore enforceable against it in accordance with its terms. This Letter may not be modified or amended except by written agreement.

This Letter shall bind and inure to the benefit of the parties and their respective successors, assigns, personal or legal representatives, executors, administrators and heirs, including, without limitation, with regard to Evercore or the Company any successor due to reincorporation or formation of a holding company. Your rights and obligations under this Letter shall not be assignable by you (other than by will or operation of law) but may be assigned by Evercore or the Company to a person or entity that is an affiliate or a successor in interest to substantially all of the assets of Evercore or the Company, respectively. Each of Evercore and the Company shall require any successor (whether direct or indirect, by purchase, merger, acquisition of property or stock, reorganization, consolidation, liquidation, or otherwise) to substantially all of its assets expressly to assume and agree to perform this Letter in the same manner and to the same extent as would be required to perform this Letter if no such succession had taken place. For all purposes of this Letter, each of the terms “Evercore” and “Company” will include any successor to its business or assets that executes and delivers the assumption agreement contemplated above or that becomes bound by this Letter by operation of law. Upon such assignment by Evercore or the Company, its rights and obligations hereunder shall become the rights and obligations of such affiliate or successor. You specifically agree that such assignment may, in Evercore’s or the Company’s discretion, include any or all provisions of the Restrictive Covenants Agreement.

To indicate your acceptance of our offer and its terms, please sign and date this Letter in the space provided at the end of this document and return it to me. Please retain a copy for your records.

Captions and section headings herein are for convenience only and are not intended to be part of, or to affect the meaning or interpretation of, this Letter.

This Letter may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

NOTE: This Letter contains special payment obligations under “Termination Damages” which require you to pay specified Termination Damages if you terminate your employment during the Initial Term without Good Reason or Disability.

We are excited about your working with us at Evercore and look forward to a mutually rewarding relationship. If the foregoing terms and conditions are acceptable and agreed to by you, please sign on the line provided below to signify such acceptance and agreement and return the executed copy to the undersigned.

Sincerely,

Evercore Partners Services East, LLC

/ s /	RALPH SCHLOSSTEIN
By:	Ralph L. Schlosstein
Its:	Chief Executive Officer

Agreed to and accepted as of the date set forth above:

By: / s /    EDWARD S. HYMAN
Edward S. Hyman

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